909 West Vista Way Vista, California, 92083 760.732.5826 phone 800.516.1349 fax www.ecob.net

Correspondence	July 10, 2013

Re: Eco Building Products, Inc.
Form 10-K/A for the Fiscal Year Ended June 30, 2012
Filed June 12, 2013
Form 10-Q/A for the Quarterly Period Ended September 30, 2012
Filed June 19, 2013
Form 10-Q/A for the Quarterly Period Ended December 31, 2012
Filed February 27, 2013
File No. 0-53875
Registration Statements on Form S-8
Filed February 3, 2012 and June 15, 2012
Response dated June 12, 2013
File Nos. 333-179375 and 333-182135

To whom it may concern:

Please find below revised answers to several comments as filed on July 1, 2013.

Form 10-K/A for the Fiscal Year Ended June 30, 2012 filed June 12, 2013
General

Consolidated Statement of Changes in Stockholders’ Equity (Deficit) - Restated, page 22

3. We read your response to comment 5 in our letter dated May 16, 2013 and note you restated your fiscal 2012 financial statements. Please address each item below and revise footnote 15 accordingly to provide more clarity with regard to the errors you disclose. We may have further comment.

Reconcile for us the decrease in stock compensation charge in the amount of $442,934 reflected in the line item entitled common stock issuance for services on the statements of cash flows to the increase of $10,100 included in the line entitled compensation and related expenses reported on the statements of operations.

Response:
Accounting approach on the June 30, 2012 Form 10-KA that we filed on June 12, 2013

The increase in stock compensation expense by $10,100 is due to the following (1) to recognize additional 16.9 million shares (please refer below for the detail of the common stock reconciliation) and (2) adjust the stock based compensation at the fair value of the issuance date.  Below is the reconciliation of increase of stock compensation from the Form 10-K that we filed on October 15, 2012 to the Form 10-KA that we filed on June 12, 2013.

909 West Vista Way Vista, California, 92083 760.732.5826 phone 800.516.1349 fax www.ecob.net

	Consolidated Statement of Changes in Stockholders' Equity
	Common Stock + APIC filed on 10.15.12	Common stock+APIC filed on 6.12.13	Difference
Issuance of common stock for cash	$889,500	$1,032,000	$142,500
Issuance of common stock for debt settlement	420,002	730,596	310,594
Issuance of common stock for legal service	1,483,009	1,473,009	(10,000)
Issuance of warrants for prepaid loan fees	3,025,148	3,025,148	-
Issuance of common stocks for officers' comp & emp	2,119,935	1,183,000	(936,935)
Issuance of common stocks for consultant	-	504,000	504,000
Compensation recognized on options grant	56,760	56,700	(60)
Difference	$7,994,354	$8,004,454	$10,100

The decrease in stock compensation charges in the amount of $442,934 reflected in the line item entitled common stock issuance for services on the statements of cash flow is because we presented the stock compensation for each category separately in the statement of cash flow.  Please refer below for the presentation of stock compensation by category in the Statements of Cash Flow.

	Consolidated Statement of Cash Flows
	Filed on 10.15.12	Filed on 6.13.13		Diff
Loss on modification of debt by issuance of common stock	420,002	730,596		310,594
Common stock issuance for services	3,602,944	3,160,009	a	(442,934)
Compensation recognized on option grants	56,760	56,700		(60)
Proceeds from issuance of common stocks	889,500	1,032,000		142,500

a - The breakdown of the common stock issuance for services is as follow:

Issuance of common stock for legal service	1,473,009
Issuance of common stocks for officers' comp & emp	1,183,000
Issuance of common stocks for consultant	504,000
Total common stock issuance for services	3,160,009

909 West Vista Way Vista, California, 92083 760.732.5826 phone 800.516.1349 fax www.ecob.net

Common stock reconciliation of stock issuance on June 5, 2012

Common stocks issued to officers	54,800,000	B
Common stocks issued to employees	12,800,000	B
Common stocks issued to consultants	7,200,000	A
Total common stocks issuance	74,800,000

A - Per Board minutes, the Board approved to issue 100% of the common stocks to the consultants immediately and 7,200,000 stock compensation on consultant was recognized immediately on June 5, 2012.

B - Per Board minutes the Board approved to issue 25% of the 67.6 million shares which is 16.9 million shares to employees and officers; however, the transfer agent made the mistake and issued the entire 67.6 million shares to officers and consultants.  The Company requested the transfer agent to cancel the remaining 50.7 million shares (67.6*0.75) in April 2013 and only recognized 16.9 million shares on the 10-KA filed on June 12, 2013.

Provide to us your accounting analysis with regard to the cancelation of the common shares issued in error by your transfer agent including the accounting literature supporting your accounting treatment. Refer to FASB ASC 718-20-35-9.

Response:

According to Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 718-20-35-9, “a cancellation of an award that is not accompanied by the concurrent grant of (or offer to grant of) a replacement award or other valuable consideration shall be accounted for as a repurchase for no consideration. Accordingly, any previously unrecognized compensation cost shall be recognized at the cancellation date.” However, we determine that the request for the cancelation of the 50.7 million shares from the Transfer Agent does not fall into the ASC 718-20-35-9. The following is the detail explanation of our position.

Per the board minutes dated in January, 2012, the board approved to grant 67.6 million common shares to the employees and officers to vest over a four year period.  On June 5, 2012, the Company planned to issue 16.9 million shares (25% of 67.6 million) to the employees and officers; however, the transfer agent made the mistake and issued 67.6 million shares to employees and officers.

909 West Vista Way Vista, California, 92083 760.732.5826 phone 800.516.1349 fax www.ecob.net

In accordance with ASC 718-10-35-2, “the compensation cost for an award of share-based compensation shall be recognized over the requisite service period.  The requisite service period is the period during which an employee is required to provide service in exchange for an award, which often is the vesting period”

According to the Board minutes, the Company should recognize 25% of the 67.6 million shares as of June 30, 2012 and the remaining 75% should be recognized in the remaining three years, the vesting period.  As a result, we recognized $1,183,000 stock based compensation expenses on the 16.9 million shares to employees and officers as of June 30, 2012.

The stock compensation recognition should be based on the requisite service period per board minutes not based on the transfer agent report.  In this case the transfer agent report is wrong and is the reason we prepared reconciliation between our accounting records and the transfer agent report.

Tell us why you did not reflect the issuance and cancelation of the shares separately on the statements of consolidated statements of changes in stockholders’ equity and your basis for reflecting the fiscal 2013 cancelation of shares in fiscal 2012.

Response:
Per the Form 10-KA that was filed on June 12, 2013, we determined that the outstanding common stocks for employees and officers should be 16.9 million shares as this amount represents 25% of the common stocks the employees and officers was to be recognized as of June 30, 2012.

We determined that 50.7 million shares represent the cancelation shares as per board minutes dated in January 2012.  Only 16.9 million shares should be recognized by the employees and officers as of June 30, 2012.  Therefore we determined that the 50.7 million cancelation shares should be netted with the total numbers of shares granted to the consultants, employees and officers on June 5, 2012 and shall be reflected on the “consolidated statement of changes in shareholders' equity” as to properly reflect the accounting record per the board minutes.

We note a $756,442 increase to interest expense for the restated fiscal 2012 statement of operations with no explanation provided for the increase in footnote 15. Please disclose the reason for the change.

Response:
The $756,442 represents 9 months amortization of the MRL Prepaid loan fees.  The $756,442 originally was recorded under “other general & administrative expenses” on Consolidated Statements of Operations as of June 30, 2012 that was filed on October 15, 2012. Upon further review, we reclassified the 9-month MRL prepaid loan fee amortization expense under “Interest Expense” on the Consolidated Statements of Operations as of June 30, 2012, to properly reflect this reclassification on our Form 10-KA that was filed on June 12, 2013.

Upon our filing of a subsequent Form 10-KA, we will add an additional comment to reflect the above reclassification in footnote 15.

909 West Vista Way Vista, California, 92083 760.732.5826 phone 800.516.1349 fax www.ecob.net

Lastly, explain to us the $142,500 adjustment related to the proceeds from the issuance of common stock in footnote 15, and why the adjustment increased your cash flows from financing activities. In this regard, advise us if actual incremental cash proceeds were received for the issuance of stock.

Response:
The $142,500 represents the incremental charges on stock compensation expense between the fair value of the shares at the issuance date and the cash proceeds received from investors.  We determine that the $142,500 adjustment should not increase the cash flows from financing activities as the Company did not receive the actual incremental cash proceeds from the issuance of stock.  In our subsequent 10-KA restatement we will reclassify the $142,500 incremental charges from cash flows from financing activities to operating activities.  Below is our presentation of how this will be reflected in the subsequent filing;

	Consolidated Statement of Cash Flows
	Filed on 6.13.13	New filing in 7.2013	Diff
Operating activities
Incremental charges on stock compensation expense between the fair value of shares and cash proceeds received from investors	$0	$142,500	$142,500

Financing activities
Proceeds from issuance of common stocks	1,032,000	889,500	(142,500)

Noncash Investing and Financing Activities, page 24

4. Please revise your disclosure regarding common stock issued to officers and employees during 2012 to ensure consistency throughout your filing. In this regard, we note that the number of shares issued to officers and employees on page 24 does not appear to reconcile with the number disclosed in the Consolidated Statement of Changes in Stockholders’ Equity on page 22. For example, on page 24 you disclose that 5,600,000 shares of common stock were issued to employees, but on page 22 you disclose that 3,200,000 shares were issued.

Response:

As stated above, in accordance with ASC 718-10-35-2, “the compensation cost for an award of share-based compensation shall be recognized over the requisite service period.  The requisite service period is the period during which an employee is required to provide service in exchange for an award, which often is the vesting period”

909 West Vista Way Vista, California, 92083 760.732.5826 phone 800.516.1349 fax www.ecob.net

According to the board minutes, the Company should recognize 16.9 million shares as of June 30, 2012 granted to the employees and officers (67.6 * 25% = 16.9),  Of the 16.9 million shares only 3.2 million shares of common stock to the employees should be recognized as of June 30, 2012. (12.8 * 25% = 3.2)

Common stock reconciliation of stock issuance on 6.5.12

Common stocks issued to officers	54,800,000
Common stocks issued to employees	12,800,000
Common stocks issued to consultants	7,200,000
Total common stocks issuance	74,800,000

Therefore in our subsequent restated Form 10K/A for period ending June 30, 2012 we will take the above into account and make the proper corrections to provide consistency throughout the filing.

Notes to the Financial Statements, page 26 , 14. Subsequent Events, page 50

5. We note on June 5, 2013 the President and CEO determined that the stock issuance approved by the Board on January 5, 2012 shall be cancelled effective immediately. You further disclose that the share certificates issued were never presented, promised or distributed to the employees. Please advise us of the following:

if the share certificates were presented to the officers.

Response: No share certificate was presented to the officers.

what consideration was given to FASB ASC 718-20-35 regarding the 16,900,000 vested shares issued for compensation.

Response:
We consider the cancelation of 16.9 million shares should be considered as a treasury stock under cost method in accordance with ASC 50-30-30-8.  Since the Company did not have enough shares to issue to the investors, the Company retired the shares held by the officer and employee for future use; we consider this as treasury stock under cost method.

The accounting for these shares will be handled as follows:

Adjusting journal entries as stated below will be booked at the date the shares were retired:

Dr.           Treasury stock (fair value at the retirement date of giving back to the Company)

Cr.           Paid in capital from treasury stock.

909 West Vista Way Vista, California, 92083 760.732.5826 phone 800.516.1349 fax www.ecob.net

6. We note on May 15, 2013 that certain shareholders loaned shares of common stock that were retired into treasury in order to facilitate pressing business matters and that the Company will reissue shares to these shareholders at a future date to be determined. Please tell us how you will account for the loan of these shares that were retired with a commitment to reissue at a later date and the accounting literature supporting your treatment.

Response:
We consider the loan of the shares that were retired with a commitment to reissue at a later date as a treasury stock under cost method in accordance with ASC 50-30-30-8.  Since the Company did not have enough shares to issue to the investors, the Company retired the shares held by the officer for future use; we consider this as treasury stock under cost method in accordance with ASC 50-30-30-8.

The accounting for the loan of these shares that were retired with a commitment to reissue at a later date is as follows:

Adjusting journal entry at the date when the officers retired the shares to the Company as:

Dr. Treasury stock (fair value at the date of giving back to the Company)

Cr.   Related party loan payable

8. We note your revised disclosure on page 51 regarding the issuance of shares that you describe as “free trading” or “non-restricted.” See, e.g., the transactions occurring on January 28, 2013 and February 6, 2013. Please tell us how you determined that these transactions did not entail the issuance of “restricted securities,” as defined in Rule 144 under the Securities Act of 1933, as amended.

Response: In reference to the above transactions the shares were issued as restricted with legend. The shares were sold in accordance with Rule 144. The buyers presented independent legal opinions to remove the legend on the shares in accordance with Rule 144.

Controls and Procedures, page 55

9. We read your response to comment 8 and note your revised disclosure. Please note two separate conclusions are required in a Form 10-K filing: (1) disclosure controls and procedures; and (2) internal control over financial reporting. Refer to Items 307 and 308 of Regulation S-K. Please amend your filing to provide a separate statement as to whether or not your internal control over financial reporting is effective as required by Item 308(a)(3) of Regulation S-K.

Response:

On page 55 of our subsequent amended 10K-A we will insert the following separate conclusion:

909 West Vista Way Vista, California, 92083 760.732.5826 phone 800.516.1349 fax www.ecob.net

Effectiveness of internal control over financial reporting

During the period ended June 30, 2012 we determined that because of the limited personnel, lack of segregation of duties and manual process related to the tracking and valuation of our inventory, management determined that a material weakness existed in the processes, procedures and controls related to the preparation of our financial statements.  This material weakness could result in the reporting of financial information and disclosures in future consolidated annual and interim financial statements that are not in accordance with generally accepted accounting principles.

The Company expects to take the following steps to remedy these weaknesses:

1.           Continue the implementation and training of an ERP system in which will improve the segregation of duties issues and automate the tracking of costs related to inventory

2.           Hire additional staff to assist the Controller to implement procedures improving the transaction processing, reconciliation and reporting process of inventory.

3.           Hire a Principle Financial Officer to solely act in the capacity of CFO and relieve the current duties as performed by the Principle Executive Officer.

The Company expects to remediate these weaknesses prior to the completion of the quarter ended September 30, 2013.

The Company deemed that the internal control over financial reporting for the Company as of June 30, 2012 is not effective.

Sincerely,

/s/ Steve Conboy

Steve Conboy
CEO & President